

May 7, 2013

Via e-mail:
Mr. Thomas W. Casey
Executive Vice President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, Texas 78209

   Re: Clear Channel Communications, Inc.
      Form 10-K for the Year Ended December 31, 2012
      Filed February 19, 2013
      File No. 1-09645

Dear Mr. Casey:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terry French for

       Larry Spirgel
       Assistant Director